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January 21, 2020

VIA EDGAR

Lisa N. Larkin

Disclosure Review and Accounting Office

Division of Investment Management

United States Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:	Eaton Vance Floating-Rate Income Plus Fund
PREC14A Preliminary Proxy Statement Filing on Schedule 14A (the “Proxy Statement”)
Filed on January 10, 2020 by Saba Capital Management, L.P., et al.
File No. 811-22821

Dear Ms. Larkin:

We acknowledge receipt of the oral comments (the “Comments”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have discussed the Comments with our client, Saba Capital Management, L.P., and its affiliates, and provide the following responses on its behalf. We believe that the corresponding changes are reflected in the revised Proxy Statement filed with the Commission on the date hereof.

For ease of reference, the responses are numbered to correspond to the numbering of the pages in the Proxy Statement, and each of the Comments is summarized in the responses below. Unless stated otherwise, the page numbers in the responses refer to pages of the Proxy Statement, and the defined terms used herein have the definitions given to them in the Proxy Statement.

Page 3 – Nominee Share Ownership

Saba acknowledges the Staff’s comment requesting that Saba clarify whether the Nominees own any EFF shares. In light of the Staff’s comment, Saba has revised the first sentence on page 3 of the Proxy Statement to indicate that the EFF shares are owned solely by the Saba Entities and not by the Nominees.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 21, 2020

Page 6 – Tabular Formatting

Saba acknowledges the Staff’s comment requesting that Saba put the information pertaining to the Nominees into tabular format. In light of the Staff’s comment, Saba has revised the information concerning the Nominees on page 6 of the Proxy Statement to be in tabular format.

Page 8 – Plurality Voting

Saba acknowledges the Staff’s comment requesting that Saba explain the meaning and impact of a plurality voting standard in a contested election. In light of the Staff’s comment, Saba has revised page 8 of the Proxy Statement accordingly.

Proposals 1 and 2 – How Saba Intends to Respond if these Proposals are Not Approved

Saba acknowledges the Staff’s comment requesting that Saba explain whether it has any alternative plans or intentions in the event that its proposals are not approved by EFF shareholders. In light of the Staff’s comment, Saba respectfully submits to the Staff that if the Nominees are not duly elected to the Board, or if Saba’s declassification proposal is not approved by shareholders, then Saba will consider all options in the future with respect to EFF, including, without limitation, nominating trustee candidates or submitting additional shareholder proposals.

Page 9 – Board Declassification Steps

Saba acknowledges the Staff’s comment requesting that Saba include additional detail on the specific steps that would be required for EFF to declassify the Board. In light of the Staff’s comment, Saba has revised page 9 of the Proxy Statement accordingly.

Page 9 – Supporting Statement

Saba acknowledges the Staff’s comment requesting that Saba revise the Supporting Statement to (a) add the words “we believe” to the beginning of the second sentence, and (b) include page number citations corresponding to each of the proxy voting guidelines referenced in the footnote. In light of the Staff’s comments, Saba has revised page 9 of the Proxy Statement to accordingly.

Appendix A – Required Disclosure

Saba acknowledges the Staff’s comment requesting that Saba confirm that all required disclosures are included pursuant to Item 22 of Schedule 14A under the Exchange Act. In light of the Staff’s comment, Saba hereby confirms that, to the best of its knowledge, Appendix A satisfies the required disclosure obligations.

January 21, 2020

Appendix A / Proxy Card – Substitution of Nominees

Saba acknowledges the Staff’s comment requesting that Saba explain its disclosure regarding the substitution of nominees. Although Saba reserved the right to nominate substitute person(s) for election to the Board (to the extent not prohibited under the Bylaws and applicable law), Saba does not anticipate doing so. In the unlikely event that Saba nominates a substitute person as a trustee candidate, Saba would provide notice of such substitution to EFF and its shareholders as promptly as practicable. In such case, Saba would endeavor to revise or supplement the Proxy Statement to reflect such substitution.

* * * * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Mohammad Malik

Mohammad Malik

cc: Michael D’Angelo, Saba Capital Management L.P.